Exhibit 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the years ended December 31,
	2008		2007	2006	2005	2004
Earnings before fixed charges:
Add:
Income (loss) from continuing operations	$13,847		$19,019	$(30,275)	$29,089	$49,737
Minority interest — partners’ share of consolidated real estate ventures	127		465	(270)	154	(206)
Fixed charges — per below	172,827		185,572	186,044	86,191	60,611
Less:
Capitalized interest	(16,338)		(17,476)	(9,537)	(9,603)	(3,030)

Earnings before fixed charges	$170,463		$187,580	$145,962	$105,831	$107,112

Fixed charges:
Interest expense (including amortization)	$148,220		$161,674	$170,214	$73,918	$54,610
Capitalized interest	16,338		17,476	9,537	9,603	3,030
Proportionate share of interest for unconsolidated real estate ventures	8,269		6,422	6,293	2,670	2,971

Total Fixed Charges	172,827		185,572	186,044	86,191	60,611

Ratio of earnings to combined fixed charges	(b	)	1.01	(b )	1.23	1.77

(a)	Amounts for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing opeartions for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $2,364 for the year ended December 31, 2008 and $40,082 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.